Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PlayG360, Inc.
4929 Matapeakes Bounty Dr,
Bowie , MD 20720
http://playg360.com

Up to $1,235,000.00 in Common Stock at $0.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: PlayG360, Inc.
Address: 4929 Matapeakes Bounty Dr,, Bowie , MD 20720
State of Incorporation: DE
Date Incorporated: July 15, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 40,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 4,940,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.25
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses *

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$500 investment - a G360 Pickleball

$750 - a G360 hat + ball

$1,000 - one-year fee subscription + hat + ball

$2,500 - one-year fee subscription + hat + ball + G360 tshirt

$5,000 or more - one-on-one meeting with founder

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks

will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>**The 10% StartEngine Owners' Bonus**</u>

PlayG360 will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

<u>**Company Overview**</u>

PlayG360, Inc. ("PlayG360" or the "Company") is a pre-revenue company seeking to be the largest name in the $620B non-professional sports industry. We believe G360 fundamentally changes the landscape, giving unprecedented access to the robust statistics and analytics needed to help athletes monetize their NIL (Name, Image, and Likeness).

There are an infinite number of non-professional, everyday/amateur athletes in the world's ½ Trillion Dollar market. Not all athletes will go pro... But many are really really good. Heck, you can probably name at least 20 athletes spending money on sports; football stars, basketball phenoms, Pickleball 5's.

And while professional athletes have top-tier platforms to reach fans and potential sponsors, currently there are limited Apps to connect these non-professional athletes to fans and sponsors. Equally as important, there are no Apps to help amateur athletes track and manage their stats . . . stats which get them noticed. Getting seen is crucial to the development, network, community building, and ultimately monetization of non-professional athletic talent.

Of the 20 good non-professional athletes you know, how many are paying versus getting paid for their skill? Over the next decade, name/image/likeness deals... married to the growth in sports betting social apps will change when, where and how non-professional athletes are found and seen.

This is a paradigm shift in the NIL industry. G360 provides access, inclusion and never-before-available data which allows players to own their stats and analytics. It's the sports version of owning your master.

G360 provides power to the players releasing gatekept information, it's what YouTube and Spotify were for musicians.

Gives small sponsors a place to shop for talent to represent their brand, locally and globally.

G360 has developed a working mobile App and submitted the utility patent to the USPTO. The patent is pending and the IP is owned by the founders with exclusive rights to G360 only.

PlayG360 was initially organized as G360 LLC, a Delaware limited liability company on July 15, 2022, and converted to a Delaware corporation on December 19, 2022.

Competitors and Industry

Competitors

Niched competitors:

1. HUDL - Football

2. FanBase - Music

3. FanDuel, DraftKings - Professional Gambling

4. OnlyFans - Individual influencer subscriptions

There really is no direct NIL competitor for non-professional sports. FanBase and OnlyFans are the closest models for monetizing individual content, but neither offer NIL deals for users.

Market/Industry

Pickleball is huge and G360 plans to dominate this market. Pickup games happen every day and G360 aims to be the go-to App for all pickup games! Globally, nonprofessional sporting in a multi-trillion dollar market. G360 is positioning itself to sit atop the market.

https://www.yahoo.com/now/pickleball-market-2023-2027-future-124600555.html
https://www.thebusinessresearchcompany.com/report/sports-global-market-report

Current Stage and Roadmap

Current Stage

G360 has developed a working mobile App and submitted the utility patent to protect our game-changing App. The App is currently in Alpha Testing with a dozen users. The next step is to move to Beta Testing in early 2023.

Beta Testing will allow up to 1 million users to actively download and report errors/bugs before the App goes 100% live in 2023/24.

Future Roadmap

By 2026, the TAM will exceed $700B.* The sport's advertising market will exceed $100B by 2027.** Through focused efforts, targeted to non -professional athletes and NIL sponsors, we plan to dominate the niche of these very large industries.

- The Founder of WiGl has joined as an Advisor

- NBA and NCAA coaches are on the advisory board.

- Top Pickleball players are signed up

- Patent pending Tech

* https://www.thebusinessresearchcompany.com/report/sports-global-market-report

** https://www.businesswire.com/news/home/20221028005382/en/The-Worldwide-Sports-Sponsorship-Industry-is-Projected-to-Reach-116-Billion-by-2027---ResearchAndMarkets.com

Pickleball

https://www.yahoo.com/now/pickleball-market-2023-2027-future-124600555.html

Globally, non professional sporting in a multi billion dollar market. G360 is positioning ourselves to sit in the market.

https://www.thebusinessresearchcompany.com/report/sports-global-market-report

The Team

Officers and Directors

Name: Phil Goss

Phil Goss's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/Chief Executive Officer (CEO)
  Dates of Service: September, 2021 - Present
  Responsibilities: Bring awareness to the campaign using my network. Goss currently does not receive a salary but planned for up to $250K per year once the App is revenue-generating (goals based). Goss presently holds 61,740,000 shares of Common Stock.

Other business experience in the past three years:

- **Employer:** Monumental Sports
  Title: Assistant Coach
  Dates of Service: September, 2019 - June, 2020
  Responsibilities: Assistant Coach

Name: Justin G. Reaves

Justin G. Reaves 's current primary role is with Mastrics, LLC . Justin G. Reaves currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Strategic Advisor
  Dates of Service: December, 2022 - Present
  Responsibilities: Justin provides business and financial strategy to Play G360. up to $100k in annual salary and presently holds 3% equity.

Other business experience in the past three years:

- **Employer:** Mastrics, LLC
  Title: Co-Founder and Chief Operating Officer
  Dates of Service: January, 2021 - Present
  Responsibilities: Co-founded Mastrics with the belief that many problems can be solved with intelligent software and data engineering backed by an agile, client-centric team. Driving innovation and focused on improving processes with the Power of Programming.

Other business experience in the past three years:

- **Employer:** Collington, A Kendal Affiliate, Mitchellville
  Title: CFO
  Dates of Service: August, 2016 - January, 2021
  Responsibilities: 500 resident Continuing Care Retirement Community (CCRC/Life Plan) offering independent living, assisted living, skilled nursing, inpatient and outpatient therapy, and memory care services by way of 285 employees on 125 acres.

Name: Eric Elston

Eric Elston's current primary role is with PRINCE GEORGES COUNTY PUBLIC SCHOOLS. Eric Elston currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Strategic Advisor
  Dates of Service: January, 2023 - Present
  Responsibilities: Lead the design and implementation of strategies to identify funding sources needed to finance the growth and development activities of organizations. They work directly with the senior management team to plan, review, and revise the company's development programs. Elston currently does not receive a salary and holds roughly 6% equity.

Other business experience in the past three years:

- **Employer:** PRINCE GEORGES COUNTY PUBLIC SCHOOLS
  Title: Crisis Intervention Resource Teacher
  Dates of Service: September, 2017 - Present
  Responsibilities: Currently delivering quality support to enable the prompt resolution of student behavioral conflicts. Provide guidance to students with behavioral issues and contribute to the development of alternative intervention strategies.

Name: Ahmad Glover II

Ahmad Glover II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Advisor, Athlete Innovations
  Dates of Service: January, 2023 - Present
  Responsibilities: outreach to non-professional athletes

Other business experience in the past three years:

- **Employer:** IMG Academy
  Title: Student
  Dates of Service: June, 2021 - Present
  Responsibilities: Student athlete

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service

It is possible that there may never be an operational PlayG360 App or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our PlayG360 App. Delays or cost overruns in the development of our PlayG360 App and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

PlayG360 was formed on 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PlayG360 has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that PlayG360 App is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns two trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on PlayG360 App or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on PlayG360 App could harm our reputation and materially negatively impact our financial condition and business.

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

Irregular Use of Proceeds

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Phil Goss	61,740,000	Common Stock	61.74%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,940,000 of Common Stock.

Common Stock

The amount of security authorized is 250,000,000 with a total of 100,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 100,000,000 shares, includes 98,000,000 shares of Common Stock and 2,000,000 shares of issued options.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100.00
  Number of Securities Sold: 100,000,000
  Use of proceeds: Operations
  Date: December 19, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The current roadmap allowed for 12 months of operations from our Friends & Family round. This capital raise is critical to G360 hitting our goals. Without revenue, it will be very difficult for G360 to gain a significant portion of the market.

Foreseeable major expenses based on projections:

Our major expenses will be marketing and app development. This will include non-reoccurring engineering support. While we have established great relationships with well-known software developers, making our Alpha app the market leader will take considerable effort.

We will also need to expend capital to garner the attention of well-known, nonprofessional athletes. We anticipate having to sponsor athletes as well as partner with NIL vendors to hit our road map. This may include expensive travel and media engagements.

Future operational challenges:

Some future operational challenges include the following:

1. transition from alpha to beta testing

2. onboarding pickleball experts

3. $250K capital raise to formally enter the NIL influencer market

Future challenges related to capital resources:

Some future challenges we see related to capital resources are moving too slowly and not meeting the NIL needs of the users.

Future milestones and events:

We foresee no planned obstacles on our roadmap as long as influencers remain engaged. If influencers are hired by other companies, there may be a financial impact on buying them back to PlayG360.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2023, the Company has capital resources available in the form of a line of credit for $10k from founders and approximately $1k cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support working capital and marketing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 12 months. This is based on a current monthly burn rate of $9k for expenses related to working capital, marketing, salaries; inventory; R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 24 months. This is based on a current monthly burn rate of $9k for expenses related to working capital, marketing, salaries; inventory; R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Shareholder
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Debt
  Material Terms: During the period ending December 31, 2022, there were $12,750 in contributions from a shareholder to fund the startup costs of the Company.

Valuation

Pre-Money Valuation: $25,000,000.00

Valuation Details:

The Company's pre-money valuation of $25,000,000.00 is based on a valuation model prepared by an independent third party.

The model uses a number of methods, it started with the Bill Payne Scorecard Model and Berkus Method to assign financial values to the standard elements of a startup. Factors included traction to date, sweat equity of the founders, market reception of the patents, technologies, and proposed products, together with the robustness of the business plan and recent transactions in the wireless power industry.

Using Scorecard Method, we assigned weights from the model using a weight of 40%, Technology Readiness having a weight of 30%, Market Size having a weight of 20%, and Competition having a weight of 10%, measured against an Average Valuation of Seed Stage Companies in 2023.

Post proof of concept launch, we used the Berkus method of the valuation that assessed the Sound Idea, Proof of Concept and Prototype, Quality of Management and Founders, Strategic Relationships, Product Roll-Out and Potential to reassess the company's value.

Overall, under both approaches, the model found it appropriate to set our valuation to the ~$25M as we move into minimally viable products for customers all over the world.

The total number of shares outstanding on a fully diluted basis, 100,000,000 shares, includes 98,000,000 shares of Common Stock and 2,000,000 shares of issued options.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine premium fees*

94.5%
StartEngine premium fees

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  25.0%
  Social media. Gain influencers. Partner with sponsors. Name recognition. Branding branding branding.

- *Company Employment*
  50.0%
  Retaining the bright talent. Acquiring new talent. Being the industry leader.

- *Operations*
  10.0%
  Standard day to day operations. We expect to revenue generating very soon.

- *Working Capital*
  9.5%
  Day to day operations. Funding to remain relevant. Ability to acquire influencers quickly.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://playg360.com (http://playg360.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/g360

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PlayG360, Inc.

[See attached]



PLAYG360, INC.
A Delaware Corporation

Financial Statements and
Independent Accountants' Review Report

December 31, 2022

PLAYG360, INC.

Period Ended December 31, 2022

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To the Management of PlayG360, Inc.
Bowie, MD

We have reviewed the accompanying financial statements of PlayG360, Inc. ("the Company"), a Delaware corporation, which comprise the balance sheet as of December 31, 2022, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the period of July 15, 2022 to December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit, has not yet begun operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of PlayG360, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
February 13, 2023

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

PLAYG360, INC.
BALANCE SHEET

December 31, 2022 (unaudited)

Assets

	2022
Current assets	
Cash and cash equivalents	$ -
Total current assets	-
Capitalized software	5,000
Total assets	$ 5,000

Liabilities and Stockholders' Equity (Deficit)

Current liabilities	
Accounts payable & accrued expenses	$ -
Total current liabilities	-
Total liabilities	-
Stockholders' equity (deficit)	
Common stock, $0.00001 par value, 250,000,000 shares authorized;	
98,000,000 shares issued and outstanding	980
Additional paid-in capital	12,750
Accumulated deficit	(8,730)
Total stockholders' equity (deficit)	5,000
Total liabilities and stockholders' equity (deficit)	$ 5,000

See independent accountants' review report and accompanying notes to the financial statements.

- 2 -

PLAYG360, INC.
STATEMENT OF OPERATIONS

Period of July 15, 2022 (inception) to December 31, 2022 (unaudited)

	2022
Sales	$ -
Operating expenses	
Professional fees	2,000
General & administrative	3,600
Contractor expense	980
Advertising & marketing	2,150
Total operating expenses	**8,730**
Net income (loss) before income taxes	**(8,730)**
Provision for income taxes	-
Net loss	**$ (8,730)**

See independent accountants' review report and accompanying notes to the financial statements.

- 3 -

PLAYG360, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

Period of July 15, 2022 (inception) to December 31, 2022 (unaudited)

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-In Capital	deficit	Total
Balance, July 15, 2022 (inception)	-	$ -	$ -	$ -	$ -
Founders shares issued	98,000,000	980	-	-	980
Shareholder contributions	-	-	12,750	-	12,750
Net loss	-	-	-	(8,730)	(8,730)
Balance, December 31, 2022	98,000,000	$ 980	$ 12,750	$ (8,730)	$ 5,000

See independent accountants' review report and accompanying notes to the financial statements.

PLAYG360, INC.
STATEMENT OF CASH FLOWS

Period of July 15, 2022 (inception) to December 31, 2022 (unaudited)

	2022
Cash flows from operating activities	
Net loss	$ (8,730)
Adjustments to reconcile net income to net cash	
provided by (used in) operating activities:	
Development of capitalized software	(5,000)
Stock-based compensation	980
Net cash used in operating activities	**(12,750)**
Cash flows from financing activities	
Shareholder contributions	12,750
Net cash provided by financing activities	**12,750**
Net increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental Disclosure	
Interest paid	$ -
Taxes paid	$ -

See independent accountants' review report and accompanying notes to the financial statements.

- 6 -

PLAYG360, INC.
NOTES TO THE FINANCIAL STATEMENTS

Period of July 15, 2022 (inception) to December 31, 2022 (unaudited)

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of PlayG360, Inc. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

PlayG360, Inc. was formed on July 15, 2022 as a Limited Liability Company. On December 19, 2022, the Company converted to a C-Corporation under the laws of the State of Delaware, and is headquartered in Bowie, Maryland. The Company is a social media platform providing athletes name/image/likeness (NIL) exposure that was formerly inaccessible. We're providing the tools for athletes to control their own career, by creating and promotion real-time stats for real players. The goal of the platform is to help athletes at all levels to pursue their passion and build their career stats and brand with the help of the application.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Intangibles

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining 'technical feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary on December 31, 2022.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $2,150 for the period ended December 31, 2022, respectively, recorded under the heading 'Advertising & marketing' in the statements of operations.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;

PLAYG360, INC.
NOTES TO THE FINANCIAL STATEMENTS

- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheet approximate their fair value.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent events

Management has evaluated subsequent events through February 13, 2023, which is the date these financial statements were available to be issued.

Note 2 – Intangible Assets

Intangible assets consist of the following on December 31:

	2022
Capitalized Software	$ 5,000
Accumulated amortization	-
Intangible assets, net	$ 5,000

Amortization expense for the period ended December 31, 2022 $0 as the software has not yet been placed in service.

Note 3 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $8,730 and has not yet begun operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to create profitable sales of its flagship product and services, and its ability to generate positive operational cash flow. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

PLAYG360, INC.
NOTES TO THE FINANCIAL STATEMENTS

Period of July 15, 2022 (inception) to December 31, 2022 (unaudited)

Note 4 – Common Stock

At December 31, 2022, the Company has 250,000,000, $0.00001 par value, shares of common stock authorized, with 98,000,000 shares issued and outstanding. During the period ended December 31, 2022, the Company converted from an LLC to a C-Corporation. As a part of the conversion, the Company issued 980,000 shares for each 1% owned by the partners of the LLC. This resulted in 98,000,000 shares of common stock being issued to the founders valued at par value.

Note 5 – Related Party Transactions

During the period ending December 31, 2022, there were $12,750 in contributions from a shareholder to fund the startup costs of the Company.

Note 6 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection. The Company is also required to file taxes in the State of Maryland.

The Company currently has a tax net operating loss of approximately $7,750 for which it may receive future tax benefits. However, as of December 31, 2022, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $1,628 and the valuation allowance is $1,628 which nets to a deferred tax asset of $0 as of December 31, 2022.

Note 7 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 8 – Subsequent Events

Subsequent to December 31, 2022, there were no material events noted for disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



PlayG360 is not live or open to the public at this moment.

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INVEST IN PLAYG360 TODAY!

Empowering Players, Changing the NIL Game

PlayG360 ("G360") is a patent-pending pre-revenue social media platform providing non-professional athletes with "name, image, and likeness (NIL)" exposure to help build their ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



G360
EMPOWERING PLAYERS CHANGING THE GAME
G360 PROVIDES THE TOOL TO ...,
RECOGNIZE AND PROMOTE REAL-TIME STATS..
FOR REAL PLAYERS!..
MATCHED TO.. REAL SPONSORS.

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST



- G360 plans to shake up the sporting NIL industry by providing non-professional athletes with previously unavailable access to sponsors, branding, and exposure.
- With most companies focusing on professional athletes, G360 is bringing attention to amateur athletes around the world. There are over 2 billion amateur athletes globally.*
- coach. The G360 team also includes NBA and NCAA coaches who know what it takes to get recognized.



*Information from Realbuzz Group (Source)

Invest Now
$0.25 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	VALUATION
$250	$25M

Be part of the growing Pickleball craze.

Invest in the App looking to change the game.





G360
GET THE EDGE
YOU NEED TO REACH YOUR
SPORTS GOALS
The social media app for
non-professional athletes!
GET IT ON Google Play
Download on the App Store
MAXIMUM PLAYER EXPOSURE
BUILDING CAREERS WHILE PURSUING PASSIONS
Get SEEN

This image is a representation of how the PlayG360 app functions. The app is currently available to download in its Beta form.

THE PITCH

Pursuing Passions

THE PRO
EXPERIENCE



ATHLETE!
WE HELP NON-PROFESSIONAL ATHLETES WITH
EXPOSURE
SPONSORS
BRANDING

We all have a few non-professional athletes in our lives. With the rapid growth of non-professional, recreational pick-up sports like pickleball, it's time for those really good athletes to get some recognition. G360 is a social media platform providing non-professional athletes with exposure, sponsors, and branding, so these amateur athletes can build their own NIL careers by creating and promoting real-time stats. The company submitted the utility patent for its working mobile app which is currently undergoing Alpha testing and is outperforming expectations. The company includes an advisory board of NBA and NCAA coaches and is led by founder, Phil Goss, a retired professional basketball player with 15 years of experience and former NBA G-league coach.

THE PROBLEM & OUR SOLUTION

Power To The Players

THE EVERYDAY ATHLETE
DOESN'T
HAVE ACCESS
TO THE TOOLS,
DATA, & ANALYTICS
THAT CAN BE USED TO IMPROVE THEIR
PERSONAL DEVELOPMENT & LAND AN NIL
ATHLETES IN RECREATIONAL SETTINGS
ALMOST IMPOSSIBLE TO GET AN NIL
· Few resources for local courts and players
· Minimal support and exposure
· No access to comprehensive analytics
· Lack of win/loss tracking
AMATEUR AND PROFESSIONAL ATHLETES
WITHOUT TOP AGENTS NILS HARD TO FIND
· Expensive analytics software
· Often can't directly access their analytics and self-promote
· Lack of win/loss tracking

While influencers, musicians, and singers have access to Spotify and other social media platforms to show off their skills and gain exposure, amateur athletes tend to have little to no niched options for exposure. Everyday athletes need access to sports-focused the tools, data, and analytics that can be used to boost their personal development and grow NIL opportunities. But without G360, it may seem nearly impossible to get a deal. And while non sports-focused social media can play a huge role in a player's exposure, those platforms seem to lack the real stats that sponsors require for potential NIL opportunities.

WE CREATED A PLATFORM WHERE
ATHLETES OF
ANY LEVEL
CAN LEVERAGE WINS/LOSSES,
UPLOAD CONTENT, AGGREGATE DATA
TO MARKET NIL
· Track lifetime wins/losses
· Climb leaderboards
· Gain valuable NIL exposure and followers
G360
HOME TEAM
VS
AWAY TEAM

· Gain new revenue opportunities

This image is a representation of how the PlayG360 app functions. The app is currently available to download in its Beta form.

G360 created a sports-focused social media platform for non-professional athletes at all levels. Now players can track real game progress, create real content, and collect or share real data that they can use to further their personal development. Like other **influencer-focused Apps** like TikTok, Instagram, FanBase, or Only Fans, G360 empowers non-professional athletes by helping them refine their sporting influencer niche while providing branding, exposure, and new resources that could lead to real NIL deals.

THE MARKET & OUR TRACTION

Get Recognized



TAM
$350B The Global Sports Analytics Market (2021)
SAM
$35B
North American Sports Analytics Market (2020)
>1B
AMATEUR ATHLETES GLOBALLY
>100M
AMATEUR ATHLETES IN THE U.S.

The global sports industry is a $620 billion market, and amateur athletes make up a large majority of it (Source). So instead of focusing on the already famous, G360 is bringing fame to everyday athlete influencers. The company plans to dominate the non-professional side of sports like pickleball, golf, basketball, football, and any others that non-professionals can play.



WE EXPECT TO HIT
1 MILLION
USERS IN 2023
And we believe our patent pending Tech is the first of its kind to link analytics, players, sponsors, events, and NIL deal making.

Pickleball, one of the fastest-growing sports, is played mostly by non-professionals. The global pickleball market size was valued at $187 million in 2021 and is expected to expand at a CAGR of 10.32%, reaching $214 million by 2027 (Source).



JOIN THE REVOLUTION
FOLLOW
G360
FOLLOW ON
G360.APP
G360

WHY INVEST

Playing For Fun Just Got More Fun


G360
SEEKING TO BE THE LARGEST NAME IN THE 620B
NON-PROFESSIONAL SPORTS INDUSTRY.
Ranking
LET'S SIGN YOU IN
Join as Player
HOME TEAM
VS
AWAY TEAM

**This image is a representation of how the PlayG360 app functions. The app is currently available to download in its Beta form.*

G360 envisions a future where everyday players can pick up NIL deals just like professional players. The company has already developed a working mobile app and submitted the utility patent for protection. The App is currently in Alpha testing with a dozen users, and the next step is to move to beta testing in early 2023/24. Beta testing will allow up to one million users to actively download and report errors and bugs before the app goes live.

Join us as we bring everyday athletes into the light that they deserve!

ABOUT

HEADQUARTERS
4929 Matapeakes Bounty Dr, Bowie , MD 20720

WEBSITE
View Site

PlayG360 ("G360") is a patent-pending pre-revenue social media platform providing non-professional athletes with "name, image, and likeness (NIL)" exposure to help build their careers by creating and promoting real-time stats. The company submitted a utility patent and plans for the app to go live by 2023/24.

TEAM

Phil Goss
Founder/CEO

Phil Goss is a visionary entrepreneur and business executive with demonstrated experience in leadership, corporate communications, and event management. He has a proven track record of driving results, managing multiple projects with competing deadlines, collaborating on and leading initiatives, and working toward shared objectives.

Unique to Phil is his demonstrated ability to transfer skills like people management, persuasive communication, motivation, adaptability, and creative problem-solving from a successful sports career directly into the business world. His experience throughout a career spanning 15 years as a professional basketball coach and player helped him navigate life and get to the point where he was ready for his next challenge.

By the end of his career, Phil was putting the pieces in place to become a successful and forward-thinking business executive and entrepreneur, to set an example not only for what he did on the court but also for what he will accomplish in the future off the court. Phil founded G360 in January 2020, a social media app. It aims to empower current or future professional athletes by expanding their network, increasing their visibility and discovery opportunities while offering more access to previously inaccessible resources.

The ultimate goal is to give them the tools to advance their careers and data accessibility to monitor their growth and market their skill sets to core sports stakeholders. Phil has built and continues to develop a multi-disciplinary team including, a NIL lead, two advisors, a strategist, and an in-house legal team.

Before becoming the CEO and founder of G360, Phil played basketball, winning multiple accolades as a point guard and shooting guard across a career spanning the Netherlands, Turkish, French, Greek, Italian basketball leagues before moving to Europe and recently served as an Assistant Coach of Capital City GO-GO

an Assistant Coach of Capital City GO-GO.

His playing and coaching career has enabled him to build relationships with people from all cultures and at all levels of an organization. Phil has a bachelor degree in Business/Corporate Communications from Drexel University. In his spare time, he loves reading about emerging technology and science, while spending time with his family.



Justin Reaves
Strategic Advisor

Justin G. Reaves is a strategic financial and operational leader with over 18 years of experience leading and partnering with clients, internal departments, Board of Directors and senior management to develop strategies and implement solutions focused towards driving growth and achieving performance goals. Mr. Reaves brings a wealth of progressive experience in corporate finance, investment banking, M&A, consulting, process analysis, strategy development, accounting and operational excellence.



Cory Aronovitz
Lead In-House Counsel

Cory Aronovitz concentrates in the area of gaming law. He has extensive experience representing the video gaming industry including terminal operators and establishments including bars, taverns, fraternal clubs, veterans clubs and truck stops. Since 2010, Cory has been named one of America's best gaming attorneys and featured in the Chicago Tribune as one of Chicago's best gaming attorneys.





Dr.Ahmad Glover
Advisor

Dr. Ahmad Glover is CEO and founder of WiGL, Inc., and inventor of WiGL technologies. He has helped a number of startups navigate the world of online capital raising. Having raised nearly $10M under the Jobs Act, Dr. Ahmad has been dubbed the "King of Online Capital Raising".



Ryan Richman
Advisor

Ryan Richman became an Assistant Coach for the Washington Wizards. Coach Richman was born in West Hartford, Connecticut and graduated from the University of Maryland. He then worked as a graduate assistant at Maryland under Head Coach Mark Turgeon, where he assisted in day-to-day basketball operations.

Mr. Ahmad Glover II
Athlete Innovations

Mr. Glover is a student athlete. He is currently a varsity basketball player for IMG Academy. As G360's Chief Athlete Outreach, he brings a unique perspective for the clients G360 is actively recruiting.

Dr. Eric Elson
Strategic Advisor

Dr. E has invested his life as a servant leader to innovate, inspire and motivate youth and young adults on a local and national platform. With over 20 years of experience as an educational practitioner, facilitator, thought leader, community engagement/developer that has extensive experience being a "Change Agent". He received the CFF 40 under 40 Award and selected to participate in the Leadership Anne Arundel Flagship program, served as a LAA Board of Directors and currently a board member for Maryland Cultural & Conference Center (MC3) & Wiley H. Bates Legacy Center. Eric is also avid sports fan and currently works as G360's advisor to two former NBA players (Johnny O'bryant of the Charlotte Hornets and Cleanthony Early of the New York Knicks).



Joe Connelly
Advisor

Joe Connelly a Baltimore, Maryland native and Director of Scouting for the Minnesota Timberwolves. I have a passion for both basketball and giving back to my community. I have decades of experience in the basketball industry and community involvement that makes me a valuable asset to any organization. Whether it's on the court or in the community I strive to make a difference and inspire others to do the same.



Pops Mensah-Bonsu
Advisor

President of G-League Operations for the New York Knicks

President of Seed Academy Ghana, Non Profit providing developmental opportunities for the next generation of basketball leaders Africa

Retired NBA Player

George Washington University Hall of Fame Inductee, Class of 2019

Retired professional basketball player with 10 years experience. 4 seasons playing in NBA and 6 playing in Europe.

To use my wealth of experience, acquired from playing professional basketball in the NBA and internationally to provide transitional resources on and off the court to assist players in being well-rounded successful athletes and members of society

Dedicated, driven, and accomplished former basketball player with extensive experience working in a variety of settings and cultures. Good interpersonal skills, capable of problem solving and resolving multiple issues (chemistry, acclamation) and motivating teammates to peak performance. Developed valuable leadership skills that are transferable in the corporate world

Ashley Howard
Advisor

I've had the fortune of being a product of a lifetime's worth of experience in the game of basketball. Growing up in a basketball family I learned early in life that the game of basketball can take you many places and create opportunities and experiences that will last a lifetime. As a former athlete I experienced the triumphs and heartbreak that come along with investing everything into perfecting your craft and then one day being faced with the reality that the ball eventually will stop bouncing.

My ultimate goal is to provide a transformational experience for our student athletes and help them achieve their academic, athletic and social aspirations. In today's world we need more leaders now than ever. I am committed to cultivating our next generation of leaders and using the game of basketball to move the needle.



from being in a collaborative team environment. My background in psychology will help me to communicate and relate to a wide range of personalities.



TERMS
PlayG360

Overview

PRICE PER SHARE
$0.25

VALUATION
$25M

FUNDING GOAL
$10k - $1.24M

Breakdown

MIN INVESTMENT
$250

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
40,000

MAX NUMBER OF SHARES OFFERED
4,940,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$500 investment - *a G360 Pickleball*

_$750_ - *a G360 hat + ball*

_$1,000_ - *one-year fee subscription + hat + ball*

_$2,500_ - *one-year fee subscription + hat + ball + G360 tshirt*

$5,000 or more - *one-on-one meeting with founder*

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

PlayG360 will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Any expense labeled "Travel and Entertainment". Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Salary payments made to one's self, a friend or relative. Vendor payments.

ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into PlayG360.

JOIN THE DISCUSSION

DC | What's on your mind?

0/2500

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Transcript:

Actor 1: You're too good to be out here at the park! Why aren't you in the NBA or overseas?

Actor 2: I got hurt my senior year of high school and I never got a chance to play in college. I always wanted to go pro but as you can see we are at the park. How am I supposed to get seen? I wish there was another way to make it!

What if you're great at sports, but not so great in college? Who made that a rule? What would happen if players had the power? What if there was an App for that?

Actor 1: Only a tiny fraction of good or great athletes make it to the pros. So why are they the only influencers? What if all athletes had access to NIL deals or become a ranked influencer in their sport? What if the everyday athlete had a way to get recognized, ranked and paid?

Actor 1: Whether you're on a journey to professional sports, or you just love to play the game, G360 is the go-to App to get ranked, connect with other athletes and GET SEEN.

G360 fundamentally disrupts the non-professional traditional sports industry by unleashing previously hidden ranking stats that are currently exclusively available to coaches, scouts and major marketing firms.

Aren't you tired of just watching professional athletes dominate the sports world? Aren't you tired of only being able to track the rankings or bet on professional athletes? G360 is the ultimate sports social media platform for all athletes. Whether you're an AAU basketball player dominating in your City or an aspiring pickleball player, G360 is your go-to App to rank, connect and GET SEEN.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.